FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of July 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





                             BG Group announcement

                                  2 July, 2003

                   BG and partners agree principal terms for

                              Egyptian LNG Train 2



BG Group plc and Egyptian LNG (ELNG) Train 2 partners have agreed the principal terms for Liquefied Natural Gas (LNG) Sale and Purchase Agreements (SPAs) for the entire 3.6 million tonnes per annum (mtpa) output of Train 2 with BG Gas Marketing Limited, a subsidiary of BG Group.



In addition, ELNG Train 2 partners have awarded the Engineering, Procurement and Construction (EPC) contract to Bechtel Corporation for the construction of the Train 2 facilities and issued a Notice to Proceed under that contract. The US$550 million ELNG Train 2 is scheduled to start commercial operations in 2006.



LNG to be purchased by BG Gas Marketing under the first SPA is intended to be supplied to BG LNG Services for the Lake Charles LNG import terminal in Louisiana, USA. This SPA will initially cover the entire output of ELNG Train 2 but will provide for volumes to be switched to Brindisi as outlined below.



The second SPA will be for the supply of LNG to the proposed LNG import terminal at Brindisi in Italy which is being developed by BG Group and ENEL. This supply arrangement is expected to begin approximately one year after Train 2 commercial operations start.



Frank Chapman, BG Chief Executive said:



"We have set out our vision of an Atlantic Basin LNG strategy based on four cornerstone assets. We now have our interest in Atlantic LNG's three operating trains of LNG in Trinidad and we have also secured access to the Lake Charles LNG receiving terminal, the largest such facility in the USA. Together these assets give BG Group production and market access in the Western Atlantic. Today's deals are a major advance in our LNG business in the Eastern Atlantic and reinforce our position at Lake Charles. ELNG Train 2 is now progressing on the timetable we planned. Moreover, the entire LNG output from ELNG Train 2 will be purchased by BG and will be split between Lake Charles and our Brindisi receiving plant in Italy. This gives us material production in the Eastern Atlantic, expands the long term supply portfolio for Lake Charles and develops our access to the European market for LNG. We are making substantial and rapid progress in realising our Atlantic Basin LNG strategy."



Martin Houston, BG Group Executive, Vice-President said: "These agreements will advance Egyptian LNG to the next stage of its development and open up new export markets. Egypt is rapidly emerging as a global liquefied natural gas player and is set to become, in 2006, the world's seventh largest LNG exporter and the fourth largest in the Atlantic Basin. The fast track development and ability to secure gas markets is a major achievement for BG Group, its partners and the Government of Egypt."



The Sapphire field in the BG-operated West Delta Deep Marine (WDDM) Concession, offshore the Nile Delta, will supply the gas for Train 2. Award of the engineering, procurement, installation and commissioning (EPIC) contract for the development of the Sapphire field is expected in July 2003.



There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors that could cause actual results to differ from the forward-looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.



Enquiries

Robin O'Kelly                      Media (UK)             +44 (0) 118 929 3186
Out of hours media pager                                  +44 (0) 7693 309543
Michael Barron                     Media (Egypt)          +20 (0) 2 522 0367
Chris Lloyd, Brian McCleery or
Helen Parris                       Investor Relations     +44 (0) 118 929 3025



Website: www.BG-Group.com



Notes to Editors - Egyptian LNG



The ELNG Train 1 plant and common facilities, located at Idku, 50 kilometres east of Alexandria, are under construction.



The BG-operated Simian Sienna fields in the WDDM Concession will supply the gas for Train 1. In May 2003, the EPIC contract for the development of Simian Sienna was awarded to Technip Offshore UK. The Simian Sienna and Sapphire developments will tie into the gas gathering network developed for the Scarab Saffron fields in the WDDM, which started production in March 2003 and are now supplying the Egyptian domestic market at 330 million standard cubic feet per day - the contractual minimum rate for 2003.



The US$1.35 billion first train is designed to produce 3.6 mtpa of LNG and will use the Phillips Optimised Cascade liquefaction technology. Train 2 will also use the same liquefaction technology. The site can accommodate five LNG trains and a multiple company structure has been selected by the sponsors to give maximum flexibility for future expansion. It is also designed to allow other gas producers in Egypt to invest in future LNG export trains without having to replicate supporting infrastructure and is intended to make future expansions of ELNG easier to project finance.



A LNG Sale and Purchase Agreement was signed in October 2002 for the sale of the entire output of the first train to Gaz de France. Train 1 is scheduled to start production in the second half of 2005. BG and its partners have also made progress securing project finance of US$1.15 billion for the construction of Train 1 and common facilities with the announcement in January 2003 of the appointment of 12 international banks as International Mandated Lead Arrangers and the signing of an agreement with three Egyptian banks. Completion of the project financing agreements for Train 1, which is expected to be the largest project financing deal in Egypt's history, are expected before the end of the third quarter of this year.



In April 2003, Edison International announced the sale of its equity stake in the ELNG project and the WDDM Concession to the Malaysian state-owned oil and gas company Petronas. The sale was completed on June 29, 2003.



The Egyptian LNG Holding Company will own both the ELNG site and common facilities, such as storage tanks and jetty. An operating company will undertake the operations of all trains, although separate companies will own the individual trains.



The shareholder percentages in the ELNG Holding, Operating and Train Companies following the completion of Edison's sale to Petronas are:



                      ELNG Co/Opco         Train 1 Co      Train 2 Co
BG                    35.5                 35.5            38.0

Petronas              35.5                 35.5            38.0

EGPC                  12.0                 12.0            12.0

Egyptian Natural
Gas Holding
Company (EGAS)        12.0                 12.0            12.0

Gaz de France         5.0                  5.0             0.0



Train 2 LNG will be supplied to BG Gas Marketing on a free-on-board (FOB) basis. BG Gas Marketing will supply the ships to transport the gas to the USA and Italy. Initially, shipping capacity equivalent to 5.5 LNG tankers of 138,000 cubic metres will be required for the transport of the entire Train 2 output to Lake Charles, falling to 3 when supply to the Brindisi terminal starts.



PR 10956






                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 2 July 2003                                    By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary